UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D
                         (Rule 13d-101)
                        (Amendment No. 1)



 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
                            13d-1(a)
     AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                 Capital City Bank Group, Inc.
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                        (Name of Issuer)


                  Common Stock, $.01 Par Value
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                (Title of Class of Securities)


                           139 74 105
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                         (CUSIP Number)


                       J. Kimbrough Davis
                         P.O. Box 11248
                 Tallahassee, Florida 32302-3248
                         (850) 671-0300
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   (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)


                          May 31, 2000
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D
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CUSIP No. 139 74 105                          Page 2 of 4 Pages

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1  NAMES OF REPORTING PERSONS                  Patricia L. Smith
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [  ]
                                                        (b) [  ]

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3  SEC USE ONLY

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4  SOURCE OF FUNDS*                                          OO

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5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) or 2(e)                            [  ]

     N/A

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6  CITIZENSHIP OR PLACE OF ORGANIZATION                   U.S.A.

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NUMBER OF           7    SOLE VOTING POWER            160,146.6
SHARES              ---------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER                  0
OWNED BY            ---------------------------------------------
EACH                9    SOLE DISPOSITIVE POWER       160,146.6
REPORTING           ---------------------------------------------
PERSON WITH         10   SHARED DISPOSITIVE POWER             0

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11 AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON                            160,146.6

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12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   CERTAIN SHARES*                                          [  ]

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13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)       1.6%

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14 TYPE OF REPORTING PERSON*                                  IN

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

                 AMENDMENT NO. 1 TO SCHEDULE 13D

      This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed with the Commission on May 5,2000, and all subsequent amendments. The items of the Schedule 13D referred to below are amended and supplemented by the addition of the information indicated.

Item 4. Purpose of Transaction is amended in full to read as follows:
        ----------------------

        See response to Item 3 above.

        On May 31, 2000, Patricia L. Smith sold 1,166,206 shares of CCBG Common Stock to her sons William G. Smith, Jr. and Robert H. Smith in a privately negotiated transaction for total consideration of $16,837,099.00, or approximately $14.4375 per share. The price per share paid for these shares was based on an independent valuation reflecting, among other things, restrictions that would be imposed under the federal securities laws on the sale of these shares in the market.

        There are no plans or proposals by Patricia L. Smith to take any of the actions listed in Item 4(a)-(j).

Item 5. Interest in Securities of the Issuer is amended in full
        ------------------------------------
to read as follows:

         a.-b.   As of May 31, 2000, Patricia L. Smith
         beneficially owned 160,146.6 shares of CCBG Common Stock. This amount equals approximately 1.6% of the outstanding shares of the Issuer, based on the shares outstanding as of April 30, 2000 (as reported in the Issuer's Form 10-Q filed with the SEC on May 15,
         2000). Patricia L. Smith has sole voting and investment power with respect to all such 160,146.6 shares of CCBG Common Stock.

         c.      Not applicable.

         d.      Not applicable.

         e. On May 31, 2000, Mrs. Smith ceased to be the beneficial owner of more than five percent (5%) of the CCBG Common Stock.

Item 7.   Material to be Filed as Exhibits is amended by adding
          --------------------------------
the following at the end thereof.

      Stock Purchase Agreement dated April 24, 2000, by and among
Patricia L. Smith , William G. Smith, Jr. and Robert H. Smith
(without exhibits).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 19, 2000


                                   /s/ Patricia L. Smith
                                   -------------------------------
                                   Patricia L. Smith

                    STOCK PURCHASE AGREEMENT
                    ------------------------


     THIS STOCK PURCHASE AGREEMENT (this "Agreement") is made and entered into as of April 24, 2000, by and among Patricia L. Smith ("Seller") and William G. Smith ("WGS") and Robert H. Smith ("RHS"). Herein, WGS and RHS are referred to individually as a "Purchaser," and collectively as the "Purchasers."

                            PREAMBLE
                            --------

      The Seller holds 1,166,206 shares of Capital City Bank
Group, Inc., a Florida corporation (the "Company"), common stock
(the "Shares").

     The Seller desires to sell to each of the Purchasers, and each of the Purchasers desires to purchase, fifty percent (50%) of the Shares in consideration of a promissory note in the form of Exhibit A hereto.

     The acquisition of the Shares by each Purchaser will result in each of them owning in excess of ten percent (10%) of the Company's outstanding Shares; and each of the Purchasers may, therefore, be required to secure regulatory approval or determine that no such approval is required to acquire the Shares (the "Approval").

     The Seller and the Purchasers have determined that it is in their respective interests to enter into this Agreement, and to sell and purchase, respectively, the Shares subject to each Purchaser's receipt of the Approval, and until the Approval is obtained, the Shares and the promissory notes representing the purchase price therefor will be placed in an escrow account with Capital City Trust Company (the "Escrow Account"), pursuant to the terms of the Escrow Agreement, a copy of which is attached hereto as Exhibit B.

     NOW, THEREFORE, in consideration of the premises, and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Seller and each of the Purchasers, intending to be legally bound, agree as follows:

     1.   Sale of Shares.
          --------------

     Subject to the terms and conditions set forth in this Agreement and in consideration for the conveyance and transfer of the Shares to the Purchasers, the Purchasers shall each pay to Seller cash in the amount of $1,146,000.00 and issue a promissory note in substantially the form attached hereto as Exhibit A (collectively, the "Notes"), the total amount of the purchase being equal to $14.4375 per share multiplied by the number of Shares to be acquired by such Purchaser (the "Purchase Price").

     It is understood and agreed that as soon as permitted by the Approval of either or both Purchasers, all Shares that may be acquired pursuant to such Approval shall be released from the Escrow Account and the Note(s) in the respective amounts equal to the Purchase Price for the Shares transferred shall be released and delivered to the Seller, and the Seller shall cause and direct the Company's transfer agent to transfer such Shares to the applicable Purchaser(s) and issue certificates representing such Shares in the appropriate amounts and names. The Seller shall have the right to retain a perfected security interest in the shares.

     2.   Escrow Account.
          --------------

     Pending receipt of the Approval, the Seller shall deposit the stock certificates representing the Shares, and the Purchasers shall deposit the cash and Note, in the Escrow
Account.

     3.   Federal Reserve Approval.
          ------------------------

     Prior to the receipt of the Approvals, the Seller shall remain the sole owner of the Shares, and shall retain all rights
(i) to vote such Shares, (ii) to receive dividends and other distributions on the Shares, and (iii) all other incidents of ownership, and the possession of the Shares shall remain with the Escrow Agent.

     4.   Representations of the Seller.
          -----------------------------

     The Seller hereby represents and warrants as follows:

     (a) the Seller is the sole owner of the Shares, free and clear of any and all liens, charges, pledges, encumbrances, agreements, options, proxies, claims, rights and other interests of any nature whatsoever (collectively, "Liens"). The delivery to the respective Purchaser of the certificates representing the Shares will transfer to the Purchasers valid title thereto, free and clear of any and all Liens, and whereupon the respective Purchaser will be the sole owner of the Shares;

     (b) the Seller has the absolute and unrestricted right, power, authority and capacity to execute and deliver this Agreement and to perform the Seller's obligations under this Agreement, and this Agreement represents a legal, valid and binding obligation upon the Seller; and

     (c) neither the execution and delivery of this Agreement nor the performance by the Seller of her obligations hereunder will constitute or result in the breach of any term, condition or provision of, or constitute a default under, or give rise to any right of termination, cancellation or acceleration with respect to, any agreement or other instrument or obligation to which the Seller is subject, or will violate any order, writ, injunction, statute, rule or regulation applicable to the Seller.

     5.   Representations of the Purchasers.
          ---------------------------------

     Each Purchaser hereby represents and warrants that he will use all reasonable efforts to obtain all regulatory approvals or consents, including the Approval, which are necessary or appropriate to each Purchaser's acquisition of the Shares.

     6.   Miscellaneous.
          -------------

     (a) This Agreement shall be governed and construed in accordance with the laws of the State of Florida.

     (b) This Agreement contains the entire agreement between the parties with respect to the subject matter hereof, and supersedes all prior agreements, arrangements or understandings (written or otherwise) with respect to such subject matter and no representation or warranty, oral or written, express or implied, has been made by or relied upon by any party hereto, except as expressly contained herein.

     (c) This Agreement shall be binding upon and inure to the benefit of the undersigned and their respective successors, permitted assigns, heirs and personal and legal representatives.

     (d) This Agreement may not be modified, amended or rescinded except by the written agreement of the undersigned, it being the express understanding of the undersigned that no term hereof may be waived by the action, inaction or course of delaying by or between the undersigned, except in strict accordance with this paragraph, and further that the waiver of any breach of this Agreement shall not constitute or be construed as the waiver of any other breach of the terms hereof.

     IN WITNESS WHEREOF, the parties have duly executed this Agreement on the day and year first above written.

WITNESSES:                       SELLER:

/s/ Ossie M. Jackson             /s/ Patricia L. Smith
------------------------         ----------------------------
                                 Patricia L. Smith
/s/ John K. Humphress
------------------------

                                 PURCHASERS:

/s/ Emily G. Groom               /s/ William G. Smith, Jr.
------------------------         -----------------------------
                                 William G. Smith, Jr.
/s/ Cleo G. Gay
------------------------
                                 /s/ Robert H. Smith
                                 -----------------------------
                                 Robert H. Smith